October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth

Re:	Seven Oaks Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 28, 2021

File No. 333-258030

Dear Ms. Wirth:

On behalf of our client, Seven Oaks Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-4 originally filed on July 20, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated October 13, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Background of the Business Combination, page 95

1.	We note your amended disclosure in response to comment 5. Please provide additional detail on the precedent transactions and discounted cash flow model that you relied upon and how you determined that your valuation would be at the high end of $650.0-$750.0 million range.

Response: The Company has revised the disclosure on pages 98 and 108-110 in response to the Staff’s comment.

Giddy Inc. (d/b/a Boxed) Financial Statements

Note 14. Segment Reporting, page F-96

2.	We are still reviewing your response to comment 9 and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s Comment 2.  In light of the Staff’s comment and recent conversations with the Staff, pages  F-66 and F-97 of Amendment No. 3, including the segment-related table for the Six Months Ended June 30, 2021, have been revised to include a revenue disaggregation by product categories under Boxeds Retail segment.  Boxed will continue to evaluate the appropriate product category disaggregation and will continue to include this type of disclosure prospectively for future quarterly and annual periods.

* * *

Please do not hesitate to contact David Sakowitz at (212) 294-6700 with any questions or comments regarding this letter.

Sincerely,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Gary Matthews, Chief Executive Officer, Seven Oaks Acqusition Corp.